UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the Fiscal Year Ended September 30, 2001

WESTVACO CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES
(Full title of the Plan)

MEADWESTVACO CORPORATION
One High Ridge Park
Stamford, CT 06905
Telephone: 203-461-7400
(Name of issuer of the securities held pursuant to the
Plan and the address of its principal executive offices)

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Westvaco Corporation Employee
Stock Ownership Plan for
Hourly Paid Employees
Exact name of registrant
as specified in charter

0001159297
Registrant CIK Number

11-K
Electronic report, schedule or
registration statement of which
the documents are a part (give period
of report)

333-81642
SEC file number, if available

MeadWestvaco Corporation

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, March 28, 2002

Westvaco Corporation Employee Stock
Ownership Plan for Hourly Paid Employees
(Registrant)

By: Karen R. Osar
Karen R. Osar
Chairperson of the Benefit Plans Investment
Policy Committee,
MeadWestvaco Corporation

REQUIRED INFORMATION

The following financial statements and exhibits are furnished as part of the Form 11-K Annual Report for the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees ("Plan"):

Financial Statements and Exhibits | Page No.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
111 Virginia Street
Suite 300
Richmond VA 23219
Telephone (804) 697 1900
Facsimile (804) 697 1999

Report of Independent Accountants

To the Administrator of the
Westvaco Corporation Employee Stock
Ownership Plan for Hourly Paid Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees (the "Plan") at September 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

WESTVACO CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF SEPTEMBER 30,

	2001	2000
Assets:		
Investments, at fair value:		
Interest in the Master Trust	$119,969,907	$99,953,440
Net assets available for benefits	$119,969,907	$99,953,440

The accompanying notes are an integral part of these financial statements.

WESTVACO CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED SEPTEMBER 30,

	2001	2000
Additions to net assets attributed to:		
Contributions:		
Participants	$ 18,323,950	$17,484,599
Employer, net of forfeitures of $57,188 in 2001 and $135,000 in 2000	11,119,098	9,024,045
Total contributions	29,443,048	26,508,644
Income (loss) from investments:		
Interest in the income (loss) of the Master Trust and net appreciation (depreciation) in fair value of investments	(2,503,776)	5,223,198
Total income (loss) from investments	(2,503,776)	5,223,198
Total additions	26,939,272	31,731,842
Reductions in net assets attributed to:		
Withdrawals and distributions to participants	(6,922,805)	(7,763,080)
Total reductions	(6,922,805)	(7,763,080)
Net increase in assets before transfer	20,016,467	23,968,762
Asset transfer in	-	3,709,032
Net assets available for benefits:		
Beginning of year	99,953,440	72,275,646
End of year	$119,969,907	$99,953,440

The accompanying notes are an integral part of these financial statements.

WESTVACO CORPORATION

EMPLOYEE STOCK OWNERSHIP PLAN FOR HOURLY PAID EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of the Plan:

Organization and Administration

The Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees (the "Plan") is a defined contribution plan which was approved by the Board of Directors of Westvaco Corporation (the "Company") and went into effect on October 1, 1995. State Street Bank and Trust Company is the Plan's trustee (the "Trustee"). The Plan is administered by the Benefit Plans Administration Committee and the Benefit Plans Finance Committee, both of which are appointed by the Chief Executive Officer of the Company. Trustee fees and expenses, audit fees, blanket fidelity insurance and administrative expenses are paid by the Company. Expenses related to the purchase and sale of securities including commissions, fees and stock transfer taxes are paid by the Plan and are netted with the cost of purchases or the proceeds from sales. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 29, 2002, the Company merged with The Mead Corporation. (For more information, see Note 11.)

Eligibility and Vesting

Generally, Westvaco Corporation hourly paid employees are eligible to participate in the Plan as of the first of the month following four months of employment. Employees vest in Company contributions after completing five years vested service in the Plan; upon death; upon retirement; if the Company terminates or completely discontinues its contributions to the Plan; if employment terminates due to job elimination (provided the employee had accumulated three years of service); or on the sale of a business operated by the Company, provided the employee is designated as having vested in an Instrument of Designation (See Note 11). Subject to certain break-in-service rules, amounts representing Company contributions not vested at time of termination of employment are forfeited and applied to reduce subsequent Company contributions. On October 20, 1998, in accordance with requirements of the Internal Revenue Service (IRS), the Plan was amended to define vested service as service in the employ of the Company and its subsidiaries. The amendment was retroactive to October 1, 1992.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Description of the Plan: (continued)

A Summary Plan Description describing significant Plan provisions has been made available to all Plan participants.

Contributions

Any eligible hourly paid employee can make monthly contributions to the Plan of up to 16% of eligible compensation (straight-time earnings) in increments of 1%. Contributions may be (1) deferred, i.e. contributions are not considered to be current taxable income of the contributing participant, (2) non-deferred which are considered to be current taxable income of the contributing participant; or (3) a combination of deferred and non-deferred. Under the Tax Reform Act of 1986, participants meeting the definition of highly-compensated employees are limited to certain rules set forth by the Internal Revenue Service as to the percentage of eligible compensation that they can defer. The Plan also allows for employees who had tax deferred savings accounts with another employer to roll their funds into the Plan. Such funds can be rolled over directly from the other employer's plan, or from an Individual Retirement Account (IRA) into which the employee had already deposited such funds.

The Company makes monthly contributions at the rate of 75% of Basic Contributions (participant contributions up to 6% of straight-time earnings contributed to the Westvaco Employee Shareholder Fund). The Company will make an additional Company contribution for the benefit of each participant who was an employee on any October 31 if certain performance milestones have been attained. The Board of Directors of the Company may adjust the match percentage and any additional company contributions, at its discretion. On November 28, 2000, the Board of Directors authorized a 15 percent supplemental increase in the Company's Basic Matching Contributions. All Plan members, who were employed on October 31, 2000, received the supplemental match, which was deposited in December 2000.

Prior to July 1, 1999, all participant contributions were invested in the Westvaco Stock Fund. On July 1, 1999, the Plan expanded its investment options and participants may now contribute to the

Note 1 – Description of the Plan: (continued)

Westvaco Employee Shareholder Fund (formerly known as the Westvaco Stock Fund) or any of five mutual funds, which are held in a Master Trust established on May 1, 1999. The Master Trust holds the plan assets of the Company's hourly and salaried employee stock ownership plans. Company contributions are invested in the Westvaco Employee Shareholder Fund.

Withdrawals

Except for hardship withdrawals, a participant may not withdraw amounts representing his or her deferred contributions until age 59 ½, at which point he or she may withdraw, not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her deferred account. Hardship withdrawals may be any amount needed to meet a specific hardship up to the value of a participant's deferred account; however, earnings on contributions made after December 31, 1998 may not be withdrawn. No withdrawals may be made from a participant's deferred account while there is an outstanding participant loan made prior to October 1, 1997. A participant may withdraw from his or her non-deferred account, but not more than once every twelve months, a minimum amount of the lesser of $1,000 or 50% of the value of his or her non-deferred account. Additionally, a participant may withdraw, but not more than once every 36 months, amounts representing vested Company contributions in the participant's account.

A participant terminating employment with the Company for any reason may elect to receive a distribution of the entire value of his or her vested amounts at any time, or may elect to retain his or her accounts in the Plan in full until the attainment of age 70 ½. Terminated employees who leave their account balances in the Plan may later take partial distributions on either a non-scheduled or a periodic basis.

Loans

Participants who are current employees of the Company may obtain loans for any reason. Loans are limited to the lesser of $50,000 or 50% of the vested value of a participant's accounts. Prior to October 1, 1997, the Trustee obtained funds ("Plan Loan") for loans to participants from other lending institutions. For loans issued on or after October 1, 1997, a participant's vested accounts in the Plan are the source of the funds for a loan. Repayments, including interest at a rate of one percent above

Note 1 – Description of the Plan: (continued)

prime, are reinvested in a participant's vested accounts. Participant loans are valued at face value of the loans.

Participants are restricted to three outstanding loans at any time, only one of which may be for the purchase of a primary residence. Prior to July 1, 1999, participants were restricted to one outstanding loan at a time, or two, if one was for the purchase of a primary residence.

Plan Termination

In the event of termination of the Plan or a determination by the Board of Directors to never again contribute to the Plan, a participant shall receive the value of all of his or her vested accounts. In addition, the balance of employer contributions which have been forfeited by participants whose continuous service ended prior to vesting less the amount of current employer contributions owed to the Trustee will be ratably credited to the accounts of remaining participants.

Note 2 – Summary of Significant Accounting Policies:

Use of Estimates

In accordance with generally accepted accounting principles, the preparation of financial statements requires estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of net asset additions and reductions during the reporting period. Actual results could differ from these estimates.

Allocation of Units of the Master Trust

Each month, the value of each individual plan's investment in the Master Trust is determined by specific contributions to that plan, net of withdrawals and distributions, and a proportionate allocation at the fund level of Master Trust earnings. Master Trust earnings are comprised of interest and dividend income and the net appreciation/depreciation in the fair value of investments. The allocation percentage of these earnings at the fund level is calculated on the monthly value determination date by dividing the current plan's fund balance, by the consolidated fund balance of both plans participating in the Master Trust. Following such determination, each plan is credited with the proportionate allocation of the earnings.

Note 2 – Summary of Significant Accounting Policies: (continued)

Security Transaction and Valuations

Security transactions are accounted for on the trade date. Investments in the Company's stock are valued at the closing price on the valuation date as reported on the New York Stock Exchange. Investments in mutual funds listed on national securities exchanges are valued at the last reported sales price on composite listings on the valuation date. Dividend income is recorded on the ex-dividend date.

Income and Expense Recognition

Income and expenses are recorded on the accrual basis.

Distributions

Distributions from the mutual funds are made in cash. Distributions from the Westvaco Employee Shareholder Fund are made in cash or shares of the Company's stock at the election of the participant. Distributions are based on the market value of the participant's account as of the valuation date.

Participant Account Valuation

Participant account balances are valued under the Unit Value Accounting method. The value of a unit is determined by dividing the net assets of each fund at each valuation date by the total number of outstanding units. This number of units is then adjusted by each participant's contributions, transfers, withdrawals and distributions based upon the unit value as of the valuation date.

Risks and Uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as direct common stock investment. Underlying investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Note 3 – Federal Income Tax Status:

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator believes the Plan and Master Trust continue to be designed and operated in compliance with the requirements for income tax exemption under the Internal Revenue Code. Accordingly, no provision for federal income taxes has been recorded in the accompanying financial statements.

Note 4 – Acquisitions and New Subsidiaries:

Employees of Mebane Packaging Group, acquired by the Company in January 2000, who were offered employment by the Company were credited with vested service in Westvaco's employee stock ownership plans for their prior service with Mebane. Employees of the Evadale, Texas mill, acquired by the Company in December 1999, who were offered employment by the Company, were also credited with vested service for their prior service with Temple-Inland Inc.

Hourly domestic employees of AGI, Incorporated, and Klearfold, Inc. became eligible to participate in the Company's employee stock ownership plan effective July 1, 2001 and were vested in the plan regardless of past service. New AGI and Klearfold employees as of July 1, 2001 are subject to plan vesting requirements. The Company acquired AGI, formerly IMPAC Group, Inc., in July 2000. Hourly domestic employees of Westvaco Brand Security, Inc., a subsidiary formed in September 2000, and of Paxonix, an independent Internet-enabled company launched by Westvaco Corporation in December 2000, became eligible to participate in the Plan as of their hire date with these subsidiaries.

Note 5 – Investments:

The following investments represent five percent or more of the Plan's net assets as of September 30,

	2001	2000
Investment in the Master Trust	$119,969,907	$99,953,440

NOTES TO FINANCIAL STATEMENTS

Note 6 – Investment in the Master Trust:

At September 30, 2001, the Plan's undivided interest in the net assets of the Master Trust was 25.16% (22.15% at September 30, 2000). Net assets of the Master Trust at September 30, at fair value, were as follows:

	2001	2000
Short term investments	$ 11,694,579	$ 11,516,610
Common stock – Westvaco (See Note 11)	400,695,459	377,590,656
Mutual funds	44,305,454	44,859,426
Participant loans	15,778,054	13,828,523
Other assets, net	4,318,518	3,530,579
Total	$476,792,064	$451,325,794

Changes in the net assets of the Master Trust resulted from the following during the years ended September 30,

	2001	2000
Participant contributions	$ 37,598,211	$ 35,672,942
Employer contributions	23,510,857	18,465,706
Interest income	1,959,149	1,831,931
Dividend income	16,855,728	14,066,975
Net appreciation (depreciation) in fair value of investments	(24,982,908)	17,640,134
Net earnings of the Master Trust	(6,168,031)	33,539,040
Withdrawals and distributions	(29,474,767)	(49,020,617)
Increase in net assets before transfer	25,466,270	38,657,071
Asset transfer in	-	4,748,190
Net assets available for benefits at beginning of year	451,325,794	407,920,533
Net assets available for benefits at end of year	$476,792,064	$451,325,794

NOTES TO FINANCIAL STATEMENTS

Note 6 – Investment in the Master Trust: (continued)

The investments in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $24,982,908 and appreciated in value by $17,640,134 during the years ended September 30, as follows:

	2001	2000
Common stock – Westvaco (See Note 11)	$(13,613,134)	$15,775,026
Mutual funds	(11,369,774)	1,865,108
Total	$(24,982,908)	$17,640,134

Note 7 – Non-Participant Directed Investments of the Master Trust:

Information about the net assets and the significant components of the change in net assets relating to the non-participant directed investments at September 30, and the plan year then ended are as follows:

	2001	2000
Net assets:		
Short term investments	$ 11,694,579	$ 11,516,610
Common stock – Westvaco (See Note 11)	400,695,459	377,590,656
Other assets, net	4,231,710	3,398,467
Net assets available for benefits	$416,621,748	$392,505,733

	2001	2000
Changes in net assets:		
Contributions	$ 54,824,085	$ 49,556,687
Dividend and interest income	14,959,464	13,682,357
Net appreciation (depreciation) in fair value of investments	(13,613,134)	15,593,321
Total additions	56,170,415	78,832,365
Withdrawals and distributions	(32,054,400)	(52,872,533)
Total reductions	(32,054,400)	(52,872,533)
Net increase in assets	$ 24,116,015	$ 25,959,832

Note 8 – Distributions Payable:

Generally accepted accounting principles require that distributions payable be disclosed rather than be reflected as a plan liability in the financial statements. Under ERISA, these obligations are required to be included on the Form 5500. There were no distributions payable as of September 30, 2001 or 2000.

Note 9 – Interplan Transfer:

On December 29, 1999, the Company acquired the Evadale, Texas mill (See Note 4). The net value of applicable participants' accounts was transferred into the Plan on March 3, 2000, and amounted to $3,709,032.

Note 10 – Reclassification of Prior Year:

Previously reported balances for loan repayments of $2,301,885 and loans to participants of $5,050,994 for the year ended September 30, 2000, have been reclassified in the Statements of Changes in Net Assets Available for Benefits to conform with the current year presentation. The net difference of ($2,749,109) is reflected in withdrawals and distributions to participants, resulting in an increase from the previously reported balance of $5,013,971 to $7,763,080.

Note 11 – Subsequent Events:

On November 27, 2001, The Board of Directors adopted resolutions to amend the Plan effective January 1, 2002, to provide participants the option of electing to have dividends on Westvaco common stock reinvested or distributed in cash. In addition, participants age 50 and above were given the option of making supplemental deferred contributions in accordance with the monetary limits established under the Economic Growth and Tax Relief and Reconciliation Act of 2001 provided the contributions are not subject to company matching contributions. Immediate vesting in company matching contributions also became effective January 1, 2002, for all plan participants.

On January 29, 2002, The Mead Corporation and Westvaco Corporation completed a merger of equals forming the MeadWestvaco Corporation. Under the terms of the transaction, Westvaco shareholders received 0.97 shares of MeadWestvaco stock for each share of Westvaco stock held. The Westvaco Employee Shareholder Fund was renamed the MeadWestvaco Employee Shareholder Fund. The merger was structured as a stock-for-stock tax-free exchange.

NOTES TO FINANCIAL STATEMENTS

Note 11 – Subsequent Events: (continued)

Effective on the merger date, the Plan was amended by the Board of Directors of Westvaco Corporation to address eligibility following restructuring. Employees hired at Westvaco locations cannot be denied eligibility to participate in the Plan due to a transfer to a Mead location or the MeadWestvaco headquarters. Employees hired at a location operated by The Mead Corporation or a subsidiary are not be eligible to participate in the Plan regardless of whether they are transferred to a Westvaco location.

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-50711) of MeadWestvaco Corporation (formerly Westvaco Corporation) of our report dated February 22, 2002 relating to the financial statements of the Westvaco Corporation Employee Stock Ownership Plan for Hourly Paid Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Richmond, VA
March 29, 2002

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the MeadWestvaco Corporation Benefit Plans Investment Policy Committee and Benefit Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTVACO CORPORATION EMPLOYEE
STOCK OWNERSHIP PLAN FOR
HOURLY PAID EMPLOYEES

By Karen R. Osar
Karen R. Osar
Chairperson of the Benefit Plans Investment
Policy Committee

By Maria L. Payne
Maria L. Payne
Chairperson of the Benefit Plans
Administration Committee

By Eric J. Lancellotti
Eric J. Lancellotti
Plan Administrator

Date: March 28, 2002